Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: July 21, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On July 21, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

On July 21, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

On July 21, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, made the below communications on his LinkedIn and X accounts.

On July 21, 2025, Reeve Collins, Chief Executive Officer of M3-Brigade, made the below communications on his LinkedIn and X accounts.

On July 21, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, posted a video on his X and LinkedIn accounts and the transcript is below.

Sebastian Bea: Welcome to the investment desk by ReserveOne. I’m Sebastian Bea, President and Head of Investments here at ReserveOne, as you can see, we have 3 topics today. On Macro, we’ll talk a little bit about Jackson Hole. Number 2, we’re going to focus on CLARITY and ask whether Alt Season has started. And number 3, we’re going to talk a little bit about both Cardano and Bitcoin.

But before all that, quick invitation, today is July 21st. It is Monday, and it also means it’s Crypto, Mondays in New York City. So Crypto, Mondays, NYC. It will be held at Pubkey in New York. A bitcoin focused pub in New York. If you’ve been looking for an excuse to go here, it is 6 o’clock tonight at Pubkey Click. The link to attend is attached to this post.

All right. So let’s jump into Macro. Actually on Jackson Hole, I’ll speak on that a bit. We did have some late breaking news around the tariff side, which does relate to Jackson Hole specifically over the weekend. There was some renewed concern around Japan being able to finish its deal with the US around tariff negotiations. They had an election that didn’t go the way people expected, and the current administration is thus undermined by that election, and it could be that this administration in Japan can’t get the deal done with the US. And if that indeed happens, then it could be the case that Japan would have to suffer 25% tariffs across the board. Starting August 1st on that news. The yen is a bit stronger. All of this is very important, of course, as we head into topic number one, which is Jackson Hole. So Jackson Hole is coming up in August 21st to the 23rd. Now, when we say Jackson Hole, what we’re referring to is the Symposium that’s held by, or hosted by, the Federal Reserve Bank of Kansas City. On an annual basis, the Kansas City Fed pulls together dozens of central bankers, policymakers, academics, economists all around the world for an annual economic policy symposium in Jackson Hole, Wyoming. The theme this year, labor markets in transition, demographics, productivity and macroeconomic policy. Obviously, the undercurrent is inflation and tariffs. So the big question market participants have is, will we see a bit of a shift in policy right now? The market is not expecting much from the fed, maybe a cut or 2. This is against the backdrop of at least 10 central banks having cut in 2025. So mark your calendars. August 21st for the Symposium in Jackson Hole.

Now number 2, CLARITY and Alt Season. So this week, rather last week in DC. It was Crypto Week, which meant that they attempted to, and actually did sign 3 different bills, one focus on Anti-CBDC, another one focused on stablecoin called GENIUS, and the last one on market structure that one itself called CLARITY. All 3 got passed, so that was probably above most expectations. And it looks like GENIUS, the Stablecoin bill, is on its way to get signed by President Trump, which is a big win for the crypto industry, and partially probably behind some of the growing excitement for Altcoin, and what we might be seeing is a fresh Alt Season. We’ll get on that in a bit. But I also wanted to mention, you know, the market structure bill CLARITY really a big step forward for the industry. Just getting this passed, both the CLARITY bill and the Anti-CBDC bill do face somewhat of an uncertain path in Senate. But look, I think we should be happy with where we are today. And clearly the markets are starting to think that this regulatory and rather legislative progress is a significant positive for the industry. And we’re starting to see, perhaps an impact in what we call a change in market performance, or rather market leadership. So if I can share this, I’ll try. Here we go. Okay, there we are. So just want to call your attention to this chart. Now for those that have been in markets for a while. You know what Bitcoin dominance is. But let me just explain it really quick. Basically, the concept is what percentage of total crypto market cap is due to Bitcoin. And if you go back to the end of last cycle, Bitcoin dominance declined to 40% with Ethereum up to 18%. And then, since that period, obviously, we had a very bearish marketplace with the SEC coming after the industry, and we saw a very steady increase in Bitcoin dominance to the point where it was nearly approaching 60% 65%. Not that long ago, with Ethereum only down to 9.2%, as you can see in the chart here. So the question I think we’re all asking ourselves is, have we started with this really quick decline in Bitcoin dominance and significant legislation being at least passed in the house. Have we started the beginning of an Alt Season? In crypto, they spell it Alt Season. Have we started that Alt season with the passage in the House of CLARITY? Obviously, we don’t know but it is an interesting thing that we’re going to be tracking. Alright. I’ll stop sharing this if I can figure out how.

Hold on. Now, last topic. Cardano Bitcoin. 1st off on Cardano. A quick thank you to the folks over at the SNEK Foundation in particular, Rami and Rapha. So Rami and Rapha were quite helpful last week. I didn’t know what a SNEK was to be frank, but they walked me through a little bit of the history of SNEK, and then told me a lot about why they believe in Cardano today, and I think that to summarize their views, and this is probably too simplistic, but for them it’s very much around Cardano, having taken the long road to be fundamentally more secure in their view. And then we discussed some of the things that’s missing and that Cardano, as a community need to work on one. Obviously some more listings on centralized exchanges. And two, look, they need more stable coins. They need stable coins, so there’s work to be done there. But it was great to hear from some of the leaders at the SNEK foundation, who are big in the Cardano community, give me their perspective on what was going on. Now, lastly, on Bitcoin, I just went through and showed you how Bitcoin dominance was decreasing. But that was in the context of crypto. One thing that we’re working on right now is to take a deeper, longer term. Look at the at Bitcoin’s dominance actually in the in the category of store of value. Now, store value is an emerging category for large institutional investors when they think about not necessarily how to generate returns, but just to retain purchasing power over time. Now, historically, store value has been synonymous with gold, but increasingly store value now means for more investors, gold and bitcoin. So one of the things that we are seeing over a longer term basis is that Bitcoin dominance in store value is going up from a very, very low level. Now, it’s probably on the order of 10%, and we’ll have more on this in time. But I think it’s really important to say that whilst perhaps we’re in the short term seeing an Alt Season where

Altcoins might outperform Bitcoin with all these assets doing well, we hope. There’s a broader picture that maybe matters more to larger institutional investors, which is Bitcoin’s potential for rising dominance in store value in emerging category for investment. Okay, that’s it for today. Just a quick 3 topics. Hope you’re all doing well and hope to see many of you at Crypto Mondays later on today. Thanks.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of M3-Brigade and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this report is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part II, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	the risk related to how ReserveOne’s anticipated business strategy is intended to track the U.S. Strategic Bitcoin Reserve and Digital Asset Stockpile which currently does not exist, and if the U.S. Department of Treasury does not establish the U.S. Strategic Bitcoin Reserve or Digital Asset Stockpile, or if in the future the U.S. Congress or any U.S. President were to take action to dismantle any such reserve or stockpile, then ReserveOne would need to change its business plan which could materially adversely affect its financial position, operations and prospects;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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